Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-261709

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

Former NASA Astronauts Kathryn Sullivan and Steve Smith Join Tomorrow.io’s Advisory Board.

•	Sullivan, Former NOAA Administrator and Chief Scientist, is on the President’s Council of Advisors on Science and Technology

•	Smith, Former Deputy Chief of the Astronaut Corps, is a Director of the International Space Station U.S. National Laboratory

Boston, January 28, 2022 – The Tomorrow Companies Inc. (“Tomorrow.io”), developer of a leading platform for global weather and climate security, today announced the addition of former NASA astronauts Dr. Kathryn Sullivan and Steve Smith to the company’s advisory board.

Dr. Sullivan was the Under Secretary of Commerce for Oceans and Atmosphere and Administrator of the National Oceanic and Atmospheric Administration (NOAA). She was appointed by President Biden to the President’s Council of Advisors on Science and Technology. Mr. Smith was Deputy Chief of the NASA Astronaut Corps, served as a U.S. Diplomat overseas for 12 years, and is now a Director of the International Space Station U.S. National Laboratory.

In December, Tomorrow.io announced plans to list on Nasdaq through a merger with Pine Technology Acquisition Corp. (“Pine Technology”) (Nasdaq: PTOC, PTOCW, PTOCU). Upon closing of the transaction, Tomorrow.io’s common stock and warrants are expected to trade on Nasdaq under the new ticker symbols “TMW” and “TMWW”.

Dr. Sullivan and Mr. Smith both bring unique and valuable perspectives to Tomorrow.io’s business strategy and execution, including the company’s plan to launch a first-of-its-kind constellation of radar-equipped satellites starting in late 2022.

“It is a great honor to have two American heroes supporting the mission of our company,” said Shimon Elkabetz, Co-founder and CEO of Tomorrow.io. “Their guidance and inspiration will help us develop and evolve the tools and technology that countries, businesses and individuals need to mitigate the growing threats of weather and climate extremes.”

Dr. Sullivan flew on three Space Shuttle missions and was the first American woman to walk in space. She is the first person to both orbit the planet and reach the deepest point in the ocean, the Challenger Deep, which she reached in a submersible dive in 2020.

As NOAA Administrator from 2014 to 2017 and NOAA Chief Scientist from 1993 to 1996, Dr. Sullivan presided over advances in U.S. weather models, environmental observations, and weather and climate services, including engagement with the private sector. She is a member of the National Academy of Engineering and serves on multiple boards including Accenture Federal Services and the National Audubon Society.

“I’m deeply impressed by the technology and team at Tomorrow.io,” said Dr. Sullivan. “Their weather intelligence technology and upcoming satellite constellation are at the forefront of the innovation we need to address the enormous challenges and opportunities of extreme weather and a changing climate.”

Mr. Smith’s seven spacewalks, totaling more than 49 hours, ranked third on the all-time worldwide spacewalk duration list at the completion of his flying career. From 2003 to 2015, Mr. Smith served as NASA Space Station Liaison to the European Space Agency and a U.S. Diplomat working with the Russian and European space programs. He was then then the Associate Director for Space Station at NASA Ames from 2015 to 2017.

Mr. Smith is the only person to enter the Astronaut Corps with an MBA. He is a consultant on space, business and engineering to prominent Silicon Valley venture capitalists. He also serves as director on multiple boards including Blue Sky Network and the Lindbergh Foundation.

“I knew from age 7 that I wanted to be an astronaut, and for the next 26 years I pursued that big goal despite big obstacles and setbacks with grit, creativity and determination,” said Mr. Smith. “I see those same characteristics in Tomorrow.io’s pursuit of better weather intelligence and a revolutionary satellite constellation. Tomorrow.io is well positioned to succeed in today’s business world which, like the environment in space, is unpredictable, complicated, fast-paced and dynamic.”

About Tomorrow.io

Tomorrow.io is The World’s Weather and Climate Security Platform, helping countries, businesses, and individuals manage their weather and climate security challenges. Fully customizable to any industry impacted by the weather, customers around the world including Uber, Delta, Ford, National Grid, and more use Tomorrow.io to dramatically improve operational efficiency. Tomorrow.io was built from the ground up to help teams prepare for the business impact of weather by automating decision-making and enabling climate adaptation at scale. To learn more, please go to: www.tomorrow.io

About Pine Technology Acquisition Corp.

Pine Technology Acquisition Corp. is a special purpose acquisition company (SPAC) formed for the purpose of targeting one or more businesses for its initial business combination. Pine Technology is led by CEO and Director Christopher Longo, the Founder and CEO of tech-focused commercial insurance managing general agent and brokerage, Novum Underwriting Partners, and the former CIO and COO of AmTrust Financial Services, Inc. (AmTrust) and non-Executive Chairman Adam Karkowsky, who currently serves as the President of AmTrust. Pine Technology Acquisition Corp. was founded in December 2020 and its Units, Class A common stock and warrants are listed on the Nasdaq under the symbols PTOCU, PTOC, and PTOCW, respectively. To learn more, please go to: www.pinetechnology.com

Forward-Looking Statements

This press release includes, and oral statement made from time to time by representatives of Pine Technology and Tomorrow.io may contain, statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,”

“forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Tomorrow.io’s ability to launch a satellite, the benefits of its technology, and the closing of the business combination. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the registration statement on Form S-4, including Pine Technology’s prospectus and proxy statement (the “Proxy Statement/Prospectus”), filed by Pine Technology with the Securities and Exchange Commission (the “SEC”) under the heading “Risk Factors” and other documents of Pine Technology filed, or to be filed, with the SEC. There may be additional risks that Pine Technology and Tomorrow.io presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pine Technology’s and Tomorrow.io’s expectations, plans or forecasts of future events and views as of the date of this press release. Pine Technology and Tomorrow.io anticipate that subsequent events and developments will cause their assessments to change. However, while Pine Technology and Tomorrow.io may elect to update these forward-looking statements at some point in the future, Pine Technology and Tomorrow.io specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pine Technology’s and Tomorrow.io’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology and Tomorrow.io, Pine Technology has filed the preliminary Proxy Statement/Prospectus. Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology or Tomorrow.io using the contact information below.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in the Pine Technology Final Prospectus. These documents are available free of charge as described above.

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